Room 4561

June 9, 2006

Mr. Robert F. Olson
Chairman of the Board, President and
 Chief Executive Officer
Stellent, Inc.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, MN 55344

> **Re: Stellent, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 14, 2005**
> **Form 8-K Filed February 7, 2006**
> **File No. 000-19817**

Dear Mr. Olson:

We have reviewed your response to our letter dated March 20, 2006 in connection with the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1.   Your response to prior comment number 5 from our letter dated March 20, 2006 indicates, in part, that "in future filings, when identifying two or more sources as

factors that contributed to a material change in results of operations, the Company will continue to list the sources in the perceived order of magnitude and will look for opportunities to quantify individual effect of multiple factors to the extent possible and meaningful."

Your response also identifies various factors which you appear to believe preclude you from providing quantification of the extent to which various factors impacted you reported results.

With respect to the Optika acquisition, we note that there may be factors such as cross-selling that may impact the degree of precision with which you can quantify the impact on your revenue. However, these factors do not appear to be sufficient to preclude a reasonably accurate quantification of the impact. In this regard, it appears that you should be able to quantify, with reasonable precision, the amount of revenue you derived from the sale of Optika products.

With respect to the two seven-figure contracts, it appears inconsistent to identify those contracts as significant factors contributing to the change in revenue from period to period while at the same time asserting that quantifying the impact of those contracts would be misleading.

With respect to the other items identified in your response, you indicate that there is no way to quantify the precise impact of each factor. Given this, it is not clear how you were able to establish, with any degree of objectivity, a basis for your perceptions as to whether, and to what extent, these factors materially impacted you reported results.

Please note that Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items "to the extent necessary to an understanding of the registrant's businesses as a whole." An analysis of changes in line items is required where material and where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. Quantification should be as precise, including use of dollar amounts or percentages, as reasonably practicable.

2.   We note your response to our prior comment 6 where you indicate that although the Company did not explain the steps it intended to take to improve gross profit on services in the Form 10-K, disclosure was made in a subsequent Form 10-Q. The intent of the Staff's prior comment was for the Company to explain how you considered Section III.B.3 of Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 in determining whether a forward-looking statement regarding your expectation of gross profit on services was appropriate in your Form 10-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Business Combinations, page 64

3.	Your response to prior comment number 7 from our letter dated March 20, 2006 indicates, in part, that value of the technology-based intangible assets acquired as part of the Optika acquisition was determined using the relief from royalty method. Please explain to us how you concluded that the value determined through use of the relief from royalty method served as a surrogate for ownership fair value. Explain to us how you considered the different rights and rewards inuring to you as an owner of the developed technology as compared to a licensee.

4.	We note that your royalty rate was based on actual royalty rate transactions from the valuation firm's database. Please explain to us how the actual transactions were selected from the database. Describe how these transactions were comparable to the developed technology that you acquired. Please tell us about any non-comparable elements and explain how you considered these non-comparable elements in your analysis.

5.	We note your response to prior comment number 8 from our letter dated March 20, 2006 and your conclusion that your universal content management software and your content components software are part of a family of similar technology related to the enterprise content management market. While these products may represent similar technology for a common market, this appears to be an overly broad characterization for purposes of SFAS 131, par 37. In this regard, we note that the business and MD&A sections of your 10-K include extensive discussion of your universal content management and content components software as separate products or groups of products. Additionally, we note that your universal content management software and your content components software are marketed to different groups of customers under different license terms. Finally, your MD&A indicates that these products or groups of products have had differing, material impact on your results of operations. In view of these considerations, it appears that separate disclosure of revenue from external customers for your content management software and content components software is required by SFAS 131, par 37.

Form 8-K filed February 7, 2006

6.	We have considered your response to prior comment number 2 from our letter dated March 20, 2006 and do not concur with your conclusions regarding your presentation of a full non-GAAP statement of operations. In this regard, we note that the adjusted or "non-GAAP", column of your presentation purports to represent a non-GAAP income statement which, outside of Article 11, is not appropriate. Additionally, we believe that the information content you appear to wish to convey can be provided in a manner that does not include the presentation of a full non-GAAP statement of operations. In view of these considerations, we believe your presentation of a full non-GAAP statement of operations is not appropriate and should be removed.

7. Your response to prior comment number 2 includes discussion of the reasons why you believe the adjustment related to the Optika acquisition are appropriate and useful to investors. We note that this information is more detailed than corresponding disclosure provided in your Form 8-K filed May 11. 2006. With respect to the adjustments related to the Optika acquisition, explain to us how you considered including disclosure similar to that provided in your response in your Form 8-K.

8. Your response to prior comment number 4 from our letter dated March 20, 2006 indicates, in part, that your non-GAAP measures generally approximate your cash flow generation more closely than the most directly comparable GAAP financial measures. We note that your Form 8-K filed May 11, 2006 includes similar disclosure. Given your stated belief that your non-GAAP measures are useful in evaluating cash flows, it appears that you consider the measures to be liquidity measures. As a result, the measures should be reconciled to cash flow from operations, which is the most directly comparable GAAP financial measure. Separately please note that per share measures of liquidity are not appropriate. See Item 10(e)(i)(B) of Regulation S-K and the answer to question 10 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

9. We note your response to prior comment number 4, as well as the disclosure you have provided in regarding the non-GAAP measures presented in your press release furnished in the Form 8-K filed May 11, 2006. The disclosure regarding the non-GAAP measures you have provided appears overly general and does not provide sufficient meaningful disclosure regarding each of the non-GAAP measures you have presented. For example, we note that non-GAAP cost of revenue and non-GAAP gross profit include a single adjustment, while non-GAAP income (loss) from operations and non-GAAP net income (loss) include several different adjustments. Given the differences in the non-GAAP measures presented, as well as the differences in the adjusting items included in the non-GAAP measures, we do not believe a single, generalized discussion adequately addresses the disclosures identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

10. The fifth paragraph of the press release furnished in the Form 8-K filed May 11, 2006, as well as the explanatory disclosure accompanying your non-GAAP

presentation, indicates that your non-GAAP adjustments exclude non-cash charges and restructuring and other unusual charges. Clarify for us which specific adjustments relate to unusual items. Also, explain your basis for concluding that the underlying items are unusual. For each item, indicate whether the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years.

11. We note your response to our prior comment 2. The Staff continues to question whether your non-GAAP measures, which exclude material costs of acquiring the Optika revenue stream, comply with Item 100(b) of Regulation G. In this regard, disclosure of operating results without regard to whether revenues were generated organically or through acquisition could be misleading to investors.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief